EXHIBIT 7.1

                           KINGSTON SALES CORPORATION
                              Financial Statements
                     Years Ended December 31, 2001 and 2000

                           KINGSTON SALES CORPORATION



                                TABLE OF CONTENTS


Independent Auditors' Report on the Financial Statements..................Page 1

Financial Statements
    Balance Sheets........................................................    2
    Statements of Operations..............................................    3
    Statement of Stockholders' Equity.....................................    4
    Statements of Cash Flows..............................................    5
    Notes to Financial Statements.........................................    6

                          Independent Auditors' Report



To the Board of Directors
KINGSTON SALES CORPORATION
Indianapolis, Indiana



We have audited the accompanying balance sheets of KINGSTON SALES CORPORATION as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KINGSTON SALES CORPORATION, as of December 31, 2001 and 2000, and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles of the United States.


/s/ WHIPPLE & COMPANY, P.C.

October 11, 2002

                              KINGSTON SALES CORPORATION

                                    BALANCE SHEETS
                              December 31, 2001 and 2000


                                           ASSETS

                                                                     2001          2000
CURRENT ASSETS
     Accounts receivable - net of
       allowance for doubtful accounts                          $ 1,996,000    $ 1,223,000
     Inventory                                                      505,000        204,000
                                                                -----------    -----------
         Total Current Assets                                     2,501,000      1,427,000
                                                                -----------    -----------

OTHER ASSETS
     Office equipment                                               151,000         74,000
     Vehicles                                                       105,000        105,000
     Leasehold improvements                                         162,000         10,000
     Accumulated depreciation                                       (67,000)       (42,000)
                                                                -----------    -----------
         Total Other Assets                                         351,000        147,000
                                                                -----------    -----------

         TOTAL ASSETS                                           $ 2,852,000    $ 1,574,000
                                                                -----------    -----------


                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Amount due to bank                                         $   111,000    $    40,000
     Line of credit                                                 512,000         35,000
     Accounts payable                                               203,000        262,000
     Current maturities of long-term debt                            15,000         15,000
     Current maturities of capital lease obligations                  1,000          1,000
     Accrued payroll and related expenses                             7,000         25,000
     Accrued Expenses                                                67,000         38,000
     Deferred revenue                                               223,000        154,000
                                                                -----------    -----------
         Total Current Liabilities                                1,139,000        570,000
                                                                -----------    -----------

LONG-TERM LIABILITIES
     Long-term debt, less current maturities                    $    21,000    $    36,000
     Capital lease obligations, less current maturities                  --          1,000
                                                                -----------    -----------
         Total Current Liabilities                                   21,000         37,000
                                                                -----------    -----------

STOCKHOLDERS' EQUITY
     Common stock                                                     1,000          1,000
     Additional paid-in capital                                     110,000        110,000
     Retained earnings                                            1,581,000        856,000
                                                                -----------    -----------
         Total Stockholders' Equity                               1,692,000        967,000
                                                                -----------    -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 2,852,000    $ 1,574,000
                                                                -----------    -----------

See Accompanying Summary of Accounting Policies and Notes to the Financial Statements.

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                           KINGSTON SALES CORPORATION

                            STATEMENTS OF OPERATIONS


                                                         Years Ended
                                                   December 31,   December 31,
                                                      2001             2000

NET REVENUES                                      $ 13,220,000    $ 10,454,000

COST OF REVENUES                                    11,111,000       9,416,000
                                                  ------------    ------------

GROSS PROFIT (LOSS)                                  2,109,000       1,038,000

OPERATING EXPENSES
     Selling, general and administrative expenses    1,092,000         824,000
     Depreciation and amortization                      41,000          31,000
                                                  ------------    ------------
         Total operating expenses                    1,133,000         855,000
                                                  ------------    ------------

Operating income                                       976,000         183,000

OTHER INCOME (EXPENSE)
     Interest income                                     7,000              --
     Interest expense                                  (63,000)        (48,000)
     Net loss on sale of equipment                     (18,000)         (6,000)
     Other income                                       37,000              --
                                                  ------------    ------------
         Total other income (expense)                  (37,000)        (54,000)
                                                  ------------    ------------

NET INCOME                                        $    939,000    $    129,000
                                                  ============    ============


See Accompanying Summary of Accounting Policies and Notes to the Financial Statements.

                           KINGSTON SALES CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     Years Ended December 31, 2001 and 2000



                                      Common         Additional         Retained
                                      Stock        Paid-in Capital      Earnings            Total
BALANCE AT DECEMBER 31, 1999        $     1,000      $   110,000      $   996,000       $ 1,107,000

Dividends paid to shareholders               --               --         (269,000)         (269,000)
Net Income                                   --               --          129,000           129,000
                                    -----------      -----------      -----------       -----------

BALANCE AT DECEMBER 31, 2000              1,000          110,000          856,000           967,000

Dividends paid to shareholders               --               --         (214,000)         (214,000)
Net Income                                   --               --          939,000           939,000
                                    -----------      -----------      -----------       -----------

BALANCE AT DECEMBER 31, 2001        $     1,000      $   110,000      $ 1,581,000       $ 1,692,000
                                    ===========      ===========      ===========       ===========


See Accompanying Summary of Accounting Policies and Notes to the Financial Statements.

                                KINGSTON SALES CORORATION

                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                         Years Ended December 31, 2001 and 2000


                                                                       2001           2000
OPERATING ACTIVITIES
     Net income                                                    $   939,000    $   129,000
     Adjustments to reconcile net income to net cash (used)
      by operating activities:
         Depreciation and amortization                                  41,000         31,000
         Loss on disposal of equipment                                  18,000          6,000
         (Increase) decrease in certain operating assets:
             Accounts receivable                                      (773,000)       632,000
             Inventory                                                (301,000)       100,000
         Increase (decrease) in certain operating liabilities
             Amount due to bank                                         71,000          2,000
             Accounts payable                                          (59,000)        97,000
             Accrued expenses and other current liabilities             11,000         (6,000)
             Deferred Revenue                                           69,000        154,000
                                                                   -----------    -----------
                Net Cash Provided (Used) by Operating Activities        16,000      1,145,000
                                                                   -----------    -----------

INVESTING ACTIVITIES
     Purchases of vehicles, equipment and leasehold improvements      (263,000)       (61,000)
                                                                   -----------    -----------
                Net Cash Provided (Used) by Investing Activities      (263,000)       (61,000)
                                                                   -----------    -----------

FINANCING ACTIVITIES
     Net borrowings (repayments) under line of credit                  477,000       (800,000)
     Principal payments on long-term debt                              (15,000)       (14,000)
     Principal payments under capital lease obligations                 (1,000)        (1,000)
     Dividends and distributions paid to stockholders                 (214,000)      (269,000)
                                                                   -----------    -----------
                Net Cash Provided (Used) by Financing Activities       247,000     (1,084,000)
                                                                   -----------    -----------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                             --             --

CASH AND EQUIVALENTS
     Beginning of Period                                                    --             --
                                                                   -----------    -----------

     End of Year Period                                            $        --    $        --
                                                                   ===========    ===========

SUPPLEMENTAL DISCLOSURES
     Interest paid                                                 $    61,000    $    51,000

See Accompanying Summary of Accounting Policies and Notes to the Financial Statements.

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                           KINGSTON SALES CORPORATION
                          Notes to Financial Statements
                           December 31, 2001 and 2000

Note 1 - Nature of Business and Summary of Significant Accounting Policies:

Basis of presentation: The accompanying audited financial statements for the years ended December 31, 2001 and December 31, 2000 have been prepared by the Company in accordance with generally accepted accounting principles in the United States ("GAAP").

Nature of business: Kingston Sales Corporation (the Company), an Indiana corporation organized in 1971, is a manufacturer's representative and distributor for prominent national companies in the electronic, sound, security, and video markets. Kingston Sales Corporation offers the latest technology in TVs, sound systems, electronic locking devices, wire, cable and fiber optics, and intercom systems.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue recognition: Revenue from the sale of products is recognized according to the terms of the sales arrangement, which is generally upon shipment. Commission revenue is recognized when realizable and earned, which is typically upon receipt of the commission payment. Payments received where there are delivery elements required to be met in order to retain those payments are recorded as deferred revenue under current or long-term liabilities, as appropriate, and taken into income when the criteria are met. Revenue is reduced by appropriate allowances, estimated returns, price concessions, and similar adjustments, as applicable.

Cost of revenues consist primarily of purchases of goods that are resold to customers, but also consist of salaries, wages and benefits to employees, depreciation, fuel and other vehicle expenses, equipment rentals, subcontracted services, insurance, facilities expenses, and supplies.

Selling, general and administrative expenses consist primarily of compensation and related benefits to management, administrative salaries and benefits, marketing, office rent and utilities, communications and professional fees.

Cash and equivalents may include money market fund shares, bank time deposits and certificates of deposits, and other instruments with original maturities of three months or less.

Inventories: Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value and consist of entirely goods purchased for resale.

Shipping and handling: Costs incurred for shipping and handling are included in the Company's financial statements as a component of costs of revenue.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued):

Property, equipment, and depreciation: Property and equipment are carried at cost and includes expenditures for new additions and those, which substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method and certain accelerated methods. Depreciable lives are generally ranging from 3 to 39 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $41,000 and $31,000 for the years ended December 31, 2001 and 2000, respectively.

Long-lived assets, including the Company's property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets.

Advertising: Advertising costs are expensed when incurred and are included in selling, general, administrative and other costs and expenses. Advertising expenses amounted to $14,000 and $7,000 for the years ended December 31, 2001 and 2000, respectively.

Income taxes: During the reporting period, the Company, with the consent of its stockholders, had elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in the financial statements.

Note 2 - Subsequent Event, Change In Control:

Fortune Diversified Industries, Inc., a Delaware corporation ("FDVI"), acquired from Robert J. Kingston 1,000 shares of the common stock, no par value, of Kingston Sales Corporation, constituting all of the outstanding shares of Kingston Sales Corporation's capital stock, pursuant to the terms of a Stock Purchase Agreement by and among FDVI, Kingston Sales Corporation and Robert J. Kingston, effective July 31, 2002.

FDVI intends for Kingston Sales Corporation, as a wholly-owned subsidiary of FDVI, to continue to operate as it did prior to the acquisition. Mr. Kingston will continue as president of Kingston Sales Corporation under the terms of an employment agreement, dated July 31, 2002 and incorporated into the Stock Purchase Agreement. Mr. Kingston was also elected to the Board of Director's of FDVI.

The Company entered into a lease with Kingston Design, LLC, a Company controlled by Mr. Kingston. Said lease is for the facility in which Kingston Sales Corp. currently operates, and was incorporated into the Stock Purchase Agreement.

Note 3 - Accounts Receivable:

Accounts receivable include the following at December 31:

                                                  2001                 2000
                                               ----------           ----------
Amounts currently due                          $2,216,000           $1,423,000
Less allowance for doubtful accounts             (120,000)            (120,000)
Less allowance for sales returns                 (100,000)             (80,000)
                                               ----------           ----------
                                               $1,996,000           $1,223,000
                                               ==========           ==========

Note 4 - Amount Due to Bank:

The Company's primary bank account is maintained under a cash management arrangement. Under this account arrangement, the Company's line of credit is decreased by any bank deposits and is increased by any checks and miscellaneous charges processed by the bank. The amount due to bank of approximately $111,000 and $40,000 represents outstanding checks that have not been presented to the bank for payment at December 31, 2001 and 2000, respectively.

Note 5 - Line of Credit:

The Company had a $3,500,000 line of credit available through May 31, 2002. Interest on the line was charged at .25% below the prime interest rate. Outstanding borrowings amounted to approximately $512,000 and $35,000 at December 31, 2001 and 2000, respectively. This line was replaced as a result of the transaction described in Note 2.

Note 6 - Long-term Debt:

Long-term debt consists of the following at December 31:

                                                          2001           2000
                                                        --------       --------
Notes payable to financial institutions:
    Due in monthly installments of $434, including
    interest at 4.9% through January 2005. Secured by
    a vehicle.                                          $ 15,000       $ 19,000

    Due in monthly installments of $418, including
    interest at 9.03% through December 2004. Secured by
    a vehicle.                                            13,000         17,000

    Due in monthly installments of $563, including
    interest at 9% through March 2003. Secured by
    a vehicle.                                             8,000         15,000
                                                        --------       --------
                                                          36,000         51,000
    Less current maturities                              (15,000)       (15,000)
                                                        --------       --------
                                                        $ 21,000       $ 36,000
                                                        ========       ========

Principal payments due on long-term debt outstanding at December 31, 2001, are as follows:

Year Ending December 31,
------------------------
        2002                             $ 15,000
        2003                               11,000
        2004                                9,000
        2005                                1,000
                                     ------------

                                         $ 36,000
                                     ============

Note 7 - Capital Leases:

Long-term leases relating to the financing of fixed assets are accounted for as installment purchases. The capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in the lease, and a corresponding amount is capitalized as the cost of the fixed assets. The fixed assets are being depreciated over a period of seven years.

The following is an analysis of fixed assets under capital lease at December 31:

                                       2001                  2000
                                     -------               -------
Equipment                            $ 4,000               $ 4,000
Less allowances for depreciation       1,000                 1,000
                                     -------               -------

                                     $ 3,000               $ 3,000
                                     =======               =======

Following is a schedule of future minimum lease payments due under the capital lease obligations together with the present value of net minimum lease payments as of December 31, 2001:

Year Ending December 31,
------------------------
        2002                                             $ 1,000
                                                        --------

Total minimal lease payments                               1,000
Less amounts representing interest                             0
                                                        --------

Present value of net minimum lease payments                1,000

Less current portion                                      (1,000)
                                                        --------

Long-term portion                                        $     0
                                                        ========

Note 8 - Stockholders' Equity

The following are the details of the Company's shares of common stock:

                                                 Number of Shares
                                Authorized            Issued          Outstanding           Amount
                                ----------            ------          -----------           ------
     December 31, 2001
        Common stock, no par
        value                     1,000               1,000              1,000              $1,000
                                                                                            ======

     December 31, 2000
        Common stock, no par      1,000               1,000              1,000              $1,000
        value                                                                               ======

Note 9 - Operating Lease Commitments:

The Company leases its office and warehouse facilities from a limited liability company in which the Company's principal shareholder during the reporting period covered was a member. The agreement expires in April 2022. The agreement includes a renewal option, which allows the Company to extend the lease term for an additional six years. In addition to base monthly rent, the agreement requires the Company to pay its proportionate share of real estate taxes, insurance, and common area maintenance expenses.

Rent expense under this agreement amounted to $63,000 and $0 for the years ended December 31, 2001 and 2000.

The Company is also committed to a vehicle lease, which expires in August 2004. Lease expense under all agreements amounted to $3,000 and $0 for the years ended December 31, 2001 and 2000, respectively.

Future minimum commitments under these agreements are as follows at December 31, 2001:

Year Ending December 31,                 Facilities              Vehicles
------------------------                 ----------              --------
        2002                             $   84,000               $ 5,000
        2003                                 84,000                 5,000
        2004                                 84,000                 3,000
        2005                                 84,000                     0
        2006                                 84,000                     0
   Later Years (2007 - 2022)              1,288,000                     0
                                        -----------            ----------
                                        $ 1,708,000              $ 13,000
                                        ===========            ==========

Note 10 - Related Party Transactions:

The Company buys certain products from a corporation in which the principal shareholder of the Company during the reporting period was a shareholder. Purchases from this related corporation amounted to approximately $16,000 and $132,000 for the years ended December 31, 2001 and 2000, respectively.

The Company is a guarantor on two loans used for the construction of the building it currently leases from another related party. The outstanding balances of these debt obligations as reflected on the books of the related party were approximately $904,000 and $0 at December 31, 2001 and 2000.

Note 11 - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Note 12 - Economic Dependency on Suppliers:

The Company purchased approximately 90% and 86% of its inventories from one vendor for the years ended December 31, 2001 and 2000, respectively.